Exhibit 99.1

TD Bank Financial Group Comments on Expected Impact of TD Ameritrade Holding Corp.'s First Quarter Earnings

Toronto, January 20, 2009 - TD Bank Financial Group announced today that it expects TD Ameritrade's first quarter earnings to translate into a contribution of CDN$77 million to first quarter net income for its Wealth Management segment.

TD Bank Financial Group will release its first quarter financial results and webcast its quarterly earnings conference call live on the internet on February 25, 2009. Conference call and webcast details will be announced closer to that date.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the sixth largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 5.5 million on-line customers. TD Bank Financial Group had CDN$563 billion in assets as of October 31, 2008. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information, please contact: Maria Leung, Corporate Communications, (416) 983-4093; Tim Thompson, Investor Relations, (416) 982-6346